SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

VOTORANTIM PULP and PAPER INC.
(Translation of registrant's name into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Votorantim Celulose e Papel S/A
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF) 60.643.228/0001/21
Corporate Registry ID (NIRE) 35.300.022.807

General Extraordinary Meeting
Rectification of Call Notice
(in replacement of Call Notice published on 9/29/2005)

The shareholders of VOTORANTIM CELULOSE E PAPEL S/A are summoned to have an Extraordinary General Meeting to be hold on October 17, 2005 at 10:00 am, at the Company’s headquarters, located at Alameda Santos, 1357, 6º andar, in the city of São Paulo, to resolve on the following issues of the Agenda:

(a)
Examination, discussion and approval of the Rectification of the Appraisal Report of Shareholders’ Equity book value of VCP Florestal S/A included in the Extraordinary General Meeting held on 1/26/2005;

(b)	Ratification of contracting of PricewaterhouseCoopers Auditores Independentes for the rectification of the Appraisal Report of Shareholders’ Equity book value of VCP Florestal S/A; and

(c)	Election of Fiscal Council’s members.

All the relevant documents are available for examination by those shareholders interested at the Company’s headquarters.

The attorneys-in-fact and shareholders’ representatives may participate in the General Meeting if they submit at the Company’s headquarters until three (3) business days prior to the meeting, the respective powers of attorney (Article 27, paragraph 4, of the Company’s Bylaws).

São Paulo, September 30, 2005.

Board of Directors

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2005

VOTORANTIM PULP and PAPER INC. (Registrant)

By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer